                                EXHIBIT 99(ii)*
     Form 10-Q Quarterly Report of The Strongsville Savings Bank for the quarter ended March 31, 1996, as filed with the Office of Thrift Supervision








*    Upon completion of the holding company reorganization of The
Strongsville Savings Bank, which was accomplished by means of the merger of Emerald Interim Savings Bank, a wholly owned subsidiary of Emerald Financial Corp., with and into The Strongsville Savings Bank, The Strongsville Savings Bank became a wholly owned subsidiary of Emerald Financial Corp., the Registrant. At that time, the Registrant succeeded to the registration and reporting obligations of The Strongsville Savings Bank pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934. The Form 10-K Annual Report of The Strongsville Savings Bank for the year ended December 31, 1995 and the Form 10-Q Quarterly Reports of The Strongsville Savings Bank for the quarters ended March 31, June 30 and September 30, 1996 attached as exhibits to this Form 8-A Registration Statement complied as to form and content with the disclosure obligations established by the Securities and Exchange Commission under the Securities Exchange Act of 1934.

                          OFFICE OF THRIFT SUPERVISION
                    UNITED STATES DEPARTMENT OF THE TREASURY
                              Washington, DC 20552

--------------------------------------------------------------------------------

                                    FORM 10-Q

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the quarterly period ended March 31, 1996

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  For the transition period from       to
                                                -------  -------

                             OTS Docket Number: 6565

                          THE STRONGSVILLE SAVINGS BANK
                          -----------------------------
             (Exact name of registrant as specified in its charter)

           OHIO                                              34-0875093
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                           Identification No.)

           14092 PEARL ROAD
           STRONGSVILLE, OHIO                                   44136
           ------------------                                   -----
(Address of principal executive offices)                      (Zip Code)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (216) 238-7311

                        CAPITAL STOCK, WITHOUT PAR VALUE
                        --------------------------------
                                 Title of Class

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]

                      APPLICABLE ONLY TO CORPORATE ISSUERS:

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Capital Stock, No Par Value                              2,530,800
--------------------------------------------------------------------------------
         (Class)                                (Outstanding at April 30, 1996)

                          THE STRONGSVILLE SAVINGS BANK

                                TABLE OF CONTENTS
                                -----------------

PART I.           FINANCIAL INFORMATION                                                           PAGE
         Item I.  Financial Statements:
                  Consolidated Statements of Financial
                  Condition as of March 31, 1996, and
                  December 31, 1995..............................................................   2

                  Consolidated Statements of Income for
                  the Three Month Periods Ended March
                  31, 1995 and 1996..............................................................   3

                  Consolidated Statements of Cash Flows
                  for the Three Month Periods Ended March
                  31, 1996 and 1995..............................................................   4

                  Notes to Consolidated Financial Statements.....................................   5

        Item 2.   Management's Discussion and Analysis of
                  Financial Condition and Results of Operations..................................   7

                  Tables.........................................................................  17

PART II.          OTHER INFORMATION

         Item 6.  Exhibits and Reports on Form 8-K...............................................  20

SIGNATURES ......................................................................................  21

                  THE STRONGSVILLE SAVINGS BANK AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                   (Unaudited)

                                                                MARCH 31, 1996     DECEMBER 31,1995
---------------------------------------------------------------------------------------------------
ASSETS:                                                        (In thousands, except per share data)
  CASH AND CASH EQUIVALENTS
    Cash and deposits with banks                                     $   2,485             $  3,574
    Interest bearing deposits with banks                                10,422               11,935
  INVESTMENT SECURITIES
    Held-to-maturity  (fair values of $44,152 and $49,640 at            44,158               49,354
          March 31, 1996 and December 31, 1995, respectively)
    Available for sale  (at fair value)                                 22,756               26,595
  MORTGAGE-BACKED SECURITIES
    Held-to-maturity  (fair values of $38,811 and $37,819 at            38,415               37,256
          March 31, 1996 and December 31, 1995, respectively)
    Available for sale  (at fair value)                                 10,026               14,749
  LOANS-NET
    (Including allowance for loan losses of $1,146 and $1,168
      at  March 31, 1996 and December 31, 1995, respectively)          363,674              331,017

  Loans held for sale                                                     --                  5,334
  Accrued interest receivable                                            3,226                3,299
  Federal Home Loan Bank stock-at cost                                   2,449                2,407
  Premises and equipment-net                                             4,512                4,334
  Prepaid expenses and other assets                                      2,508                2,243
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         $ 504,631             $492,097
====================================================================================================
LIABILITIES:
  Deposits                                                           $ 443,725             $432,563
  Federal Home Loan Bank Advances                                       12,863               13,333
  Deferred federal income tax                                            1,484                1,583
  Advance payments by borrowers                                            566                1,222
  Accrued interest payable                                                 489                  425
  Accounts payable and other                                             3,744                1,880
---------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES                                               462,871              451,006

SHAREHOLDERS' EQUITY
Common stock, no par value, 10,000,000 shares
    authorized, 2,530,800 shares issued and outstanding                  9,831                9,831
  Fair value adjustment, net of tax effect                                 (44)                 196
  Retained earnings                                                     31,973               31,064
---------------------------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                                       41,760               41,091

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $ 504,631             $492,097
====================================================================================================
Shareholders' Equity per share                                       $   16.50             $  16.24
Tangible Equity per share                                            $   16.15             $  15.87





       See notes to consolidated financial statements

                  THE STRONGSVILLE SAVINGS BANK AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)

                                                         THREE MONTHS ENDED
                                                  MARCH 31, 1996      MARCH 31, 1995
====================================================================================
                                                (In thousands, except per share data)
INTEREST INCOME
   Loans                                             $    7,297           $    6,228
   Investment securities                                  1,097                1,129
   Mortgage-backed securities                               893                  651
   Other                                                    160                  138
------------------------------------------------------------------------------------
                                                          9,447                8,146
INTEREST EXPENSE
   Deposits                                               5,567                4,357
   Advances from the Federal Home Loan Bank                 195                  244
------------------------------------------------------------------------------------
                                                          5,762                4,601
------------------------------------------------------------------------------------
NET INTEREST INCOME                                       3,685                3,545
Provision for loan losses                                     5                   18
------------------------------------------------------------------------------------

NET INTEREST INCOME AFTER PROVISION
   FOR LOAN LOSSES                                        3,680                3,527

NON-INTEREST INCOME
   Gain on sale of assets                                   235                  112
   Loan service fees                                        124                  131
   Other                                                    158                  112
------------------------------------------------------------------------------------
                                                            517                  355
NON-INTEREST EXPENSE
   Salaries and employee benefits                           943                  910
   Net occupancy and equipment                              362                  311
   Federal deposit insurance                                242                  201
   Amortization of goodwill                                  33                   36
   Other                                                    789                  679
------------------------------------------------------------------------------------
                                                          2,369                2,137
------------------------------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES                        1,828                1,745

Provision for federal income taxes                          640                  601
------------------------------------------------------------------------------------

NET INCOME                                           $    1,188           $    1,144
====================================================================================
Earnings per common share                            $     0.47           $     0.45
Weighted average number of common
   shares outstanding                                 2,530,800            2,530,800
Dividends per share                                  $     0.11           $     0.09
Return on average assets                                   0.96%                1.08%
Return on average equity                                  11.41%               12.15%


See notes to consolidated financial statements

                  THE STRONGSVILLE SAVINGS BANK AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                             THREE MONTHS ENDED
                                                                     MARCH 31, 1996     MARCH 31, 1995
------------------------------------------------------------------------------------------------------
                                                                  (In thousands, except per share data)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                                              $  1,188           $  1,144
   Adjustments to reconcile net income to net cash
      provided by (used in) operating activities
          Provision for loan losses                                               5                 18
          Gain from sale of assets                                             (235)              (112)
          Accretion of discounts and other deferred yield items                (596)              (556)
          Depreciation and amortization                                         198                205
          Effect of change in accrued interest
             receivable and payable                                             137               (286)
          Federal Home Loan Bank stock dividends                                (42)               (30)
          Deferred federal income taxes                                         (99)               153
          Net decrease (increase) in other assets and liabilities             1,689               (219)
          Net decrease (increase) in loans held for sale                      5,477               (980)
------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                           7,722               (663)

CASH FLOWS FROM INVESTING ACTIVITIES
   Net (increase) in loans                                                  (32,038)            (4,798)
   Net decrease (increase) in investment securities                           8,892             (1,356)
   Net decrease (increase) in mortgage-backed securities                      3,407             (1,183)
   Purchases of:
          Premises and equipment                                               (343)              (388)
          Federal Home Loan Bank Stock                                         --                 (437)
------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                         (20,082)            (8,162)

CASH FLOWS FROM FINANCING ACTIVITIES
   Net increase in deposits                                                  11,162             17,975
   Repayment of advances from the Federal Home Loan Bank                       (470)              (720)
   Net increase (decrease) in escrows                                          (656)              (542)
   Payment of dividends on common stock                                        (278)              (228)
------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                           9,758             16,485
------------------------------------------------------------------------------------------------------

NET CHANGE IN CASH AND CASH EQUIVALENTS                                      (2,602)             7,660

CASH AND CASH EQUIVALENTS, AT BEGINNING OF THE PERIOD                        15,509             10,649
------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, AT END OF THE PERIOD                            $ 12,907           $ 18,309
======================================================================================================

See notes to consolidated financial statements

                  THE STRONGSVILLE SAVINGS BANK AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       NATURE OF OPERATIONS
         --------------------

         The Strongsville Savings Bank (Bank) conducts its principal activities from its Community Financial Centers located in southwestern Cuyahoga, Lorain and Medina counties. The Bank's principal activities include residential lending and retail banking.

2.       BASIS OF PRESENTATION
         ---------------------

         The consolidated financial statements of the Bank include the accounts of the Bank and the accounts of its wholly owned subsidiary, Dennis Financial Corporation. All significant inter-company transactions have been eliminated. In the opinion of management, the accompanying unaudited financial statements include all adjustments (consisting only of normal recurring accruals) which the Bank considers necessary for a fair presentation of (a) the results of operations for the three month periods ended March 31, 1996 and 1995; (b) the financial condition at March 31, 1996 and December 31, 1995; and (c) the statements of cash flows for the three month periods ended March 31, 1996 and 1995. The results of operations for the three month period ended March 31, 1996 are not necessarily indicative of the results that may be expected for a full year.

         Certain prior period data has been reclassified to conform to current year presentation.

3.       STATEMENTS OF CASH FLOWS
         ------------------------

         For purposes of the Statements of Cash Flows, the Bank considers all cash and deposits with banks with maturities of less than three months to be cash equivalents.

         No income tax payments were made during the three month periods ended March 31, 1996 or 1995. Interest paid totaled $5,697,000 and $4,500,000 for the three month periods ended March 31, 1996 and 1995, respectively. There were no transfers from loans to real estate owned during the three month periods ended March 31, 1996 or 1995, nor were any loans made to finance the sale of real estate owned during those periods.

4.       EARNINGS PER SHARE
         ------------------

         Earnings per share are calculated using the weighted average number of shares of capital stock outstanding for the period.

5.       NEW ACCOUNTING STANDARDS
         ------------------------

         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of these assets may not be recoverable.

         STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 121, Accounting for Stock-Based Compensation, encourages, but does not require, adoption of a fair-value based accounting method for employee stock-based compensation arrangements. Management has elected to continue to use the Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, intrinsic value method for measurement and recognition of stock-based compensation.

         These statements were adopted January 1, 1996, and did not have a material effect on the Bank's consolidated financial statements.

Part I, Item 2

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
-------

         The Strongsville Savings Bank (Bank) was founded in 1961 as an Ohio-chartered, federally insured savings association whose business activities are concentrated in the greater Cleveland, Ohio area. The Bank conducts its business through its home office in Strongsville and its thirteen full-service Community Financial Centers located in Cuyahoga, Lorain and Medina counties. The Bank recently opened a new full-service Community Financial Center in Avon, Ohio. The Bank is completing preparations to open its fourteenth full-service Community Financial Center in Brunswick. The Brunswick facility will open in May 1996.

         The principal business of the Bank has historically been attracting deposits from the general public and making loans secured by first mortgage liens on residential and other real estate. The Bank and the banking industry in general are significantly affected by prevailing economic conditions, the general level and trend of interest rates as well as by government policies and regulations concerning, among other things, fiscal affairs, housing and financial institutions.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS
---------------------------------------------

         The Bank's total assets at March 31, 1996, were $504.6 million, representing an increase of $12.5 million, or 2.5% for the three month period and of $67.3 million, or 15.4% for the twelve month period ended March 31, 1996. The increase in assets was primarily due to increases in mortgage loans. The Bank's loan portfolio increased $27.3 million during the quarter and $75.4 million during the twelve months ended March 31, 1996. The increases in loans were funded by increases in deposits and decreases in investment securities and other liquid assets.

         The Bank's deposits were $443.7 million at March 31, 1996, representing an increase of $11.2 million, or 2.6% during the three month period and of $62.7 million, or 16.5% during the twelve month period ended March 31, 1996.

         Net interest income was $3.7 million for the quarter ended March 31, 1996, an increase of $0.2 million over the first quarter of 1995. The increase in net interest-earning assets, offset by a reduction in interest rate spread, caused the improvement. Average net interest-earning assets increased $ 66.6 million from $413.8 million for the first quarter of 1995 to $480.4 million for the first quarter of 1996. The Bank's interest rate spread decreased 38 basis points from 3.06% during the first quarter of 1995 to 2.68% during the first quarter of 1996.

         Net income for the first quarter of 1996, at $1.2 million, was $0.1 million more than the $1.1 million for the same period in 1995. The increase was primarily due to the increase in net interest income.

         Table 1 presents information regarding the average balances of interest-earning assets and interest-bearing liabilities, the total dollar amount of interest income from interest-earning assets and their average yields and the total dollar amount of interest expense on interest-bearing liabilities and their average rates. Table 1 also presents net interest income, interest-rate spread, net interest margin and the ratio of average interest-earning assets to average interest-bearing liabilities. Interest-rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities. Net interest margin represents net interest income as a percent of average interest-earning assets. Average balance calculations were based on daily and monthly balances. Assets available for sale are included in the major asset category as if they were held-to-maturity.

                                     TABLE 1
                              AVERAGE BALANCE TABLE

                      FOR THE THREE MONTHS ENDED MARCH 31,

                                                        1996                |                  1995
                                      AVERAGE                        YIELD/ | AVERAGE                         YIELD/
                                      BALANCE         INTEREST        RATE  | BALANCE        INTEREST          RATE
                                     ---------        --------        ----  | --------       --------        ------
----------------------------------------------------------------------------|--------------------------------------
                                                                  (Dollars in thousands)
INTEREST EARNING ASSETS                                                     |
Loans receivable, net (1)            $ 343,739        $  7,297        8.49% | $286,454       $  6,228          8.70%
Investment securities                   73,865           1,097        5.94% |   78,526          1,129          5.75%
Mortgage backed securities              50,836             893        7.03% |   37,219            651          7.00%
Other interest-earning assets           11,971             160        5.35% |   11,614            138          4.75%
----------------------------------------------------------------------------|--------------------------------------
Total interest-earning assets          480,411           9,447        7.86% |  413,813          8,146          7.87%
----------------------------------------------------------------------------|--------------------------------------
Noninterest-earning assets              13,192                              |   11,171
----------------------------------------------------------------------------|--------------------------------------
TOTAL ASSETS                         $ 493,603        $  9,447              | $424,984       $  8,146
============================================================================|======================================
INTEREST-BEARING LIABILITIES                                                |
                                                                            |
Deposits (2)                         $ 431,488        $  5,567        5.16% | $367,197       $  4,357          4.75%
Advances from FHLB                      13,114             195        5.95% |   15,544            244          6.28%
----------------------------------------------------------------------------|--------------------------------------
Total interest-bearing liabilities     444,602           5,762        5.18% |  382,741          4,601          4.81%
----------------------------------------------------------------------------|--------------------------------------
Noninterest-bearing liabilities          7,344                              |    4,581
----------------------------------------------------------------------------|--------------------------------------
Shareholders' equity                    41,657                              |   37,662
----------------------------------------------------------------------------|--------------------------------------
TOTAL LIABILITIES AND                                                       |
SHAREHOLDERS' EQUITY                 $ 493,603                              | $424,984
============================================================================|======================================
Net interest income                                   $  3,685              |                $  3,545
Interest-rate spread                                                  2.68% |                                  3.06%
Net interest margin                                                   3.07% |                                  3.43%
Ratio of average                                                            |
interest-earning assets to                                                  |
average interest-bearing                                                    |
liabilities                                                         108.05% |                         108.12%
----------------------------------------------------------------------------|--------------------------------------

(1) Average balances include non-accrual loans. Interest income includes deferred loan fee amortization of $418,000 and $458,000 for the three months ended March 31, 1996 and 1995, respectively.

(2) Deposits include noninterest-bearing demand accounts which were $10,013,000 and $8,504,000 at March 31, 1996 and 1995, respectively.


Table 2 presents certain information regarding changes in interest income and interest expense of the Bank for the three month periods ended March 31, 1996 and 1995. The table shows the changes in interest income and interest expense by major category attributable to changes in the average balance (volume) and the changes in interest rates. The net change not attributable to either rate or volume is allocated on a prorata basis to the change in rate or volume. Assets available for sale are included in the major asset category as if they were held-to-maturity.

                                                                             TABLE 2
                                                                      RATE & VOLUME TABLE

                                           THREE MONTHS ENDED MARCH 31, 1996    |     THREE MONTHS ENDED MARCH 31,
                                                 1996 COMPARED TO 1995          |         1995 COMPARED TO 1994
                                                  INCREASE (DECREASE)           |          INCREASE (DECREASE)
                                                  DUE TO CHANGES IN:            |          DUE TO CHANGES IN:
                                          VOLUME         RATE          TOTAL    |   VOLUME       RATE         TOTAL
--------------------------------------------------------------------------------|-----------------------------------
                                                                                      (In thousands)
INTEREST INCOME ON INTEREST-                                                    |
EARNING ASSETS                                                                  |
Loans, net                                $ 1,215       $  (146)      $ 1,069   |   $1,073      $   177       $1,250
Investment securities                         (72)           40           (32)  |      121          237          358
Mortgage-backed securities                    239             3           242   |      410           57          467
Other                                           4            18            22   |        9           27           36
--------------------------------------------------------------------------------|-----------------------------------
Total                                       1,386           (85)        1,301   |    1,613          498        2,111
--------------------------------------------------------------------------------|-----------------------------------
                                                                                |
INTEREST EXPENSE ON INTEREST-BEARING                                            |
LIABILITIES                                                                     |
Deposits                                      811           399         1,210   |      635          682        1,317
Advances from FHLB                            (24)          (25)          (49)  |      244         --            244
--------------------------------------------------------------------------------|-----------------------------------
Total                                         787           374         1,161   |      879          682        1,561
--------------------------------------------------------------------------------|-----------------------------------
                                                                                |
CHANGE IN NET INTEREST INCOME             $   599       $  (459)      $   140   |   $  734      $  (184)      $  550
================================================================================|===================================

NET INTEREST INCOME
--------------------------------------------------------------------------------

         Net interest income is the primary component of net income and is determined by characteristics of the Bank's interest-earning assets and interest-bearing liabilities, including the spread, or the difference between the yields earned and the rates paid on those assets and liabilities. Net interest income is the difference between interest income and interest expense.

                           Three months ended March 31, 1996
                           ---------------------------------
                                (Dollars in thousands)
Net interest income:
   Current period                       $3,685
   Prior period                          3,545
                                        ------
Dollar increase from prior period       $  140
                                        ------
Percent increase from prior period        3.98%
                                        ======

Interest income
---------------

         Interest income for the three months ended March 31, 1996 was $9.4 million, compared to $8.1 million for the first quarter of 1995, an increase of $1.3 million or 15.98%. This increase was primarily due to the increase in average interest-earning assets as demonstrated on Table 2. Average interest-earning assets increased to $480.4 million for the first quarter of 1996 from $413.8 million for the first quarter of 1995. The effect of the increase in interest-earning assets was offset somewhat by the 1 basis point decline in the average yield on interest-earning assets to 7.86% for the first quarter of 1996 from 7.87% for the like period in 1995.

Interest expense
----------------

         Interest expense increased during the quarter ended March 31, 1996 compared to the same period in 1995 primarily due to an increase in interest-bearing liabilities of $61.9 million, or 16.16%, and to an increase in the average cost of interest-bearing liabilities. Average interest-bearing liabilities were $444.6 million and $382.7 million for the first quarter of 1996 and 1995, respectively. The average cost of interest-bearing liabilities increased 37 basis points to 5.18% for the first quarter of 1996 from 4.81% for the same period in 1995.

Provision for loan losses
-------------------------

         The provision for loan losses for the three months ended March 31, 1996 was $5,000 compared to $18,000 for the same period in 1995. The provision for both periods were commensurate with management's estimate of the credit risk in the loan portfolio. Economic conditions in the Bank's market area were stable.

         Further discussion and other information relating to loan losses and nonperforming assets are included in the section titled "Asset Quality."

NONINTEREST INCOME
--------------------------------------------------------------------------------

                                              Three months ended March 31, 1996
                                              ---------------------------------
                                                      (Dollars in thousands)
Noninterest income:
   Current period                                         $ 517
   Prior period                                             355
                                                          -----
Dollar increase from prior period                         $ 162
                                                          -----
Percent increase from prior period                        45.41%
                                                          =====

         Noninterest income consists primarily of fees earned for servicing loans and providing services for customers and gains on loan sales.

NONINTEREST EXPENSE
--------------------------------------------------------------------------------

                                              Three months ended March 31, 1996
                                              ---------------------------------
                                                 (Dollars in thousands)
Noninterest expense:
   Current period                                          $2,369
   Prior period                                             2,137
                                                           ------
Dollar increase from prior period                          $  232
                                                           ------
Percent increase from prior period                          10.87%
                                                           ======

         The increase in noninterest expense is primarily due to the Bank's growth and the resulting increase in the number of employees. Net occupancy, deposit insurance and franchise tax expense also increased as a result of the Bank's growth.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------

         The Bank provided $640,000 for federal income tax during the first quarter of 1996 and $601,000 during the like period in 1995. Net income before the provision for federal income taxes increased for the compared periods resulting in a corresponding increase in the provision for federal income taxes.

FINANCIAL RESOURCES AND LIQUIDITY
--------------------------------------------------------------------------------

         The Bank's primary sources of funds are deposits, principal and interest payments on loans, maturities of investment securities, proceeds from the sale of loans and funds generated through earnings. The primary uses for such funds are to originate loans, maintain liquidity requirements and manage interest rate risk.

         For an analysis of the cash flows of the Bank, refer to the Consolidated Statements of Cash Flows on page 3. Management believes the Bank has adequate resources to meet its normal funding requirements.

         The Bank is required to maintain an average daily balance of liquid assets equal to 5% of the sum of its average daily balance of net withdrawable accounts and borrowed funds due in one year or less. The Bank's March 1996 monthly average of eligible liquid assets was 29.84%.

SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

         Shareholders' equity was $41.8 million at March 31, 1996, an increase of $669,000, or 1.63%, during the first quarter of 1996. This increase was primarily the result of net income offset by dividends paid. The Bank paid dividends in the first quarter of 1996 of $0.11 per share, an increase of 22.22% over the $0.09 per share dividend paid in the first quarter of 1995.

         The Bank's return on average assets was 0.96% and return on average equity was 11.41% for the first quarter of 1996.

         At March 31, 1996, the Bank was in excess of all capital requirements specified by federal regulations as shown by the following table.

                                      TANGIBLE          CORE          RISK-BASED
                                       CAPITAL         CAPITAL         CAPITAL
                                     --------------------------------------------
                                               (Dollars in thousands)
Capital amount -- Actual             $   40,205       $   40,205       $   42,065
Capital amount -- Required                7,427           14,854           24,980
                                     --------------------------------------------
Amount in excess of requirement      $   32,778       $   25,351       $   17,085
                                     ============================================

Capital ratio -- Actual                    8.12%            8.12%           13.47%
Capital ratio -- Required                  1.50%            3.00%            8.00%
                                     --------------------------------------------
Amount in excess of requirement            6.62%            5.12%            5.47%
                                     ============================================

         The Bank's capital levels at March 31, 1996, qualify it as a "well-capitalized" institution, the highest of five tiers under applicable federal definitions.

REGULATORY ISSUES
--------------------------------------------------------------------------------

         The Bank's deposits are insured by the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation (FDIC). Deposit insurance premiums to both the SAIF and the Bank Insurance Fund (BIF) of the FDIC were identical when both funds were created in 1989. In August 1995, the FDIC determined that the BIF had achieved its designated reserve ratio and lowered BIF deposit insurance premium rates for all but the riskiest institutions. Effective January 1, 1996, BIF deposit insurance premiums for well-capitalized banks were further reduced to the statutory minimum of $2,000 per institution per year. Because the SAIF remains significantly below its designated reserve ratio, SAIF deposit insurance premiums were not reduced and remain at 0.23% to 0.31% of deposits, based on an institution's supervisory evaluations and capital levels. The current discrepancy in deposit insurance premiums between the BIF and the SAIF could place the Bank at a competitive disadvantage to BIF insured institutions.

         The current financial condition of the SAIF has resulted in proposed legislation to recapitalize the SAIF through a one-time special assessment. After the special assessment, it is expected that the SAIF would achieve its designated reserve ratio and that SAIF premium rates would then become comparable to BIF rates. The proposed legislation also contemplates a merger of the SAIF and the BIF, which would require separate legislation. The Bank is unable to predict whether this legislation will be enacted or the amount or applicable retroactive date of any one-time assessment or the rates that would then apply to assessable SAIF deposits.

QUALIFIED THRIFT LENDER TEST
--------------------------------------------------------------------------------

         Savings associations insured by the Savings Association Insurance Fund are required to maintain 65% of total portfolio assets in Qualified Thrift Investments. As of March 31, 1996, the Bank had 88.42% of total assets invested in Qualified Thrift Investments.

ASSET QUALITY
--------------------------------------------------------------------------------

         Table 3 sets forth information regarding non-performing assets at March 31, 1996, December 31, 1995 and March 31, 1995.

                                                                  TABLE 3
                                                       NON-PERFORMING ASSETS ANALYSIS
                                            MARCH 31, 1996  DECEMBER 31, 1995     MARCH 31, 1995
------------------------------------------------------------------------------------------------
NON-ACCRUING LOANS:                                                (Dollars in thousands)
   One to four family -- permanent                  $   52             $   52             $   53
   One to four family -- construction                   --                 --                 --
   Multi-family & Commercial real estate                --                 --                520
   Land and development                                 --                 --                 --
   Commercial non-real estate                           70                 70                 --
   Consumer and other                                   13                 24                 28
------------------------------------------------------------------------------------------------
Total                                                  135                146                601

LOANS DELINQUENT 90 DAYS OR MORE
   AND STILL ACCRUING:
   One to four family -- permanent                   1,436              1,906              1,239
   One to four family -- construction                  493                 --                 --
   Multi-family & Commercial real estate               375                 --                 --
   Land and development                                 11                 --                 --
   Commercial non-real estate                           --                 --                 13
   Consumer and other                                   --                 --                 --
------------------------------------------------------------------------------------------------
Total                                                2,315              1,906              1,252

Restructured loans nd
   in-substance foreclosures                            --                 --                 --
------------------------------------------------------------------------------------------------
Total non-performing loans                           2,450              2,052              1,853
Other non-performing assets                             --                 --                 --
------------------------------------------------------------------------------------------------
Total non-performing assets                         $2,450             $2,052             $1,853
================================================================================================
Allowances for loan losses                          $1,146             $1,168             $  966
================================================================================================

Non-performing loans to total loans-net               0.67%              0.61%              0.64%
Non-performing assets to total assets                 0.49%              0.42%              0.42%
Allowance for loan losses to ending
   loan balance (before allowance)                    0.32%              0.35%              0.33%
Allowance for loan losses to
   non-performing loans                              46.78%             56.91%             52.14%

         At March 31, 1996, there were two loans secured by funeral homes to a single borrower totaling $1.1 million which are not included in Table 3. Indications of possible cash flow problems have caused management concern regarding the borrower's ability to comply with present loan repayment terms and may result in the classification of these loans as non-performing in the future.

Based on written opinions from an independent fee appraiser, the collateral values of the properties are sufficient to cover the total outstanding debt.

         Table 4 presents information concerning activity in the Bank's allowance for loan losses during the quarters ended March 31, 1996 and 1995.

                                         TABLE 4
                        ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES

                                              FOR THE QUARTER ENDED  MARCH 31,
                                                     1996              1995

------------------------------------------------------------------------------
                                                         (Dollars in thousands)
Allowance at the Beginning of the period            $ 1,168              $948
Provision charged to expense                              5                18

Charge-offs:
------------
   One to four family -- permanent                       --                --
   One to four family -- construction                    --                --
   Multi-family and Commercial
       real estate                                       --                --
   Land and development                                  --                --
   Commercial non-real estate                            --                --
   Consumer and other                                    27                --
-----------------------------------------------------------------------------
                                                         27                --
Recoveries
----------
   One to four family -- permanent                       --                --
   One to four family -- construction                    --                --
   Multi-family and Commercial
       real estate                                       --                --
   Land and development                                  --                --
   Commercial non-real estate                            --                --
   Consumer and other                                    --                --
-----------------------------------------------------------------------------
Net recoveries (charge-offs)                            (27)               --
-----------------------------------------------------------------------------
Allowance at the end of the period                  $ 1,146              $966
=============================================================================

Net charge-offs during the period to
average loans outstanding during the
period (Annualized)                                    0.03%             0.00%

         The amount of the allowance for loan losses is based on management's analysis of risks inherent in the various segments of the loan portfolio, management's assessment of known or potential problem credits which have come to management's attention during the ongoing analysis of credit quality, historical loss experience, current economic conditions, and other factors. Loan loss estimates are reviewed periodically, and adjustments, if any, are reported in earnings in the period in which they become known.

TABLE A

         Table A sets forth the composition of the Bank's loan portfolio at March 31, 1996, December 31, 1995, and March 31, 1995.

                                                                           LOAN PORTFOLIO COMPOSITION

                                                   MARCH 31, 1996              DECEMBER 31, 1995             MARCH 31, 1995
                                              AMOUNT            PERCENT      AMOUNT         PERCENT      AMOUNT        PERCENT
------------------------------------------------------------------------------------------------------------------------------
                                                           (Dollars in thousands)
REAL ESTATE MORTGAGE LOANS:
 Permanent first mortgage loans:
      One to four family                     $251,519            69.16%     $220,490         66.61%      197,818         68.86%
      Multifamily                               1,135             0.31%        1,183          0.36%        1,265          0.44%
      Commercial                               43,683            12.01%       42,098         12.72%       37,603         13.09%
      Land                                        307             0.08%          358          0.11%          429          0.15%

   Construction first mortgage loans:
      Residential development                  48,899            13.45%       48,538         14.66%       29,604         10.30%
      One to four family                       29,228             8.04%       26,960          8.14%       27,600          9.61%
      Multifamily                               2,660             0.73%        2,660          0.80%        1,400          0.49%
      Commercial                                4,133             1.14%        4,233          1.28%        2,354          0.82%
------------------------------------------------------------------------------------------------------------------------------
Total mortgage loans                          381,564           104.92%      346,520        104.68%      298,073        103.76%

OTHER LOANS
   Commercial                                   3,827             1.05%        3,955          1.19%        2,041          0.71%
   Consumer                                     8,199             2.26%        8,895          2.69%        7,863          2.74%
------------------------------------------------------------------------------------------------------------------------------
Total other loans                              12,026             3.31%       12,850          3.88%        9,904          3.45%
------------------------------------------------------------------------------------------------------------------------------

Total loans                                   393,590           108.23%      359,370        108.56%      307,977        107.21%

Less:
   Loans in process                            24,958             6.86%       23,639          7.14%       16,083          5.60%
   Allowance for loan losses                    1,146             0.32%        1,168          0.35%          966          0.33%
   Deferred yield items                         3,812             1.05%        3,546          1.07%        3,669          1.28%
------------------------------------------------------------------------------------------------------------------------------
                                               29,916             8.23%       28,353          8.56%       20,718          7.21%
------------------------------------------------------------------------------------------------------------------------------
TOTAL LOANS HELD FOR INVESTMENT-NET          $363,674           100.00%     $331,017        100.00%     $287,259        100.00%
==============================================================================================================================

REAL ESTATE LOANS HELD FOR SALE              $     --                       $  5,334                    $  1,011
==============================================================================================================================

TABLE B

         Table B sets forth the activities in the Bank's loan portfolio for the three month periods ended March 31, 1996, and 1995.

                         ACTIVITY IN THE LOAN PORTFOLIO

                                   FOR THE QUARTER ENDED MARCH 31,
                                               1996           1995
------------------------------------------------------------------
                                               (In thousands)
PERMANENT MORTGAGE LOAN ORIGINATIONS
      One to four family                    $40,168        $ 8,805
      Multifamily                                --             --
      Commercial                              2,300             56
      Land                                       --             75
------------------------------------------------------------------
                                             42,468          8,936
CONSTRUCTION LOAN ORIGINATIONS
      Residential development                10,081          6,307
      One to four family                      8,974          7,325
      Multifamily                                --             --
      Commercial                                 --            375
------------------------------------------------------------------
                                             19,055         14,007
NONMORTGAGE LOANS
   Commercial                                   595            711
   Consumer                                     386          1,126
------------------------------------------------------------------
                                                981          1,837
------------------------------------------------------------------
TOTAL LOAN ORIGINATIONS                      62,504         24,780

LESS
     Principal repayments                    25,490         17,297
     Loan sales                               8,066          5,416
------------------------------------------------------------------
                                             33,556         22,713
------------------------------------------------------------------
NET INCREASE IN LOAN PORTFOLIO              $28,948        $ 2,067
==================================================================

TABLE C

         Table C sets forth the composition of the Bank's deposits by interest rate category at March 31, 1996, December 31, 1995, and March 31, 1995.

                                                               DEPOSIT COMPOSITION

                                 MARCH 31, 1996                    DECEMBER 31, 1995                   MARCH 31, 1995
                          WTD.                              WTD.                                WTD.
                          AVG.                              AVG.                                AVG.
                          COST       AMOUNT     PERCENT     COST       AMOUNT     PERCENT       COST       AMOUNT    PERCENT
                          ----      --------     -----      ----      --------      -----       ----      --------      ----
----------------------------------------------------------------------------------------------------------------------------
                                                (Dollars in thousands)
PASSBOOK ACCOUNTS         2.86      $ 46,851     10.56      2.88      $ 47,423      10.96       2.84      $ 36,539      9.59
MONEY MARKET
DEPOSIT ACCOUNTS          2.53        21,437      4.83      2.53        23,014       5.32       2.53        29,912      7.85
NOW ACCOUNTS              2.02        27,069      6.10      2.02        26,025       6.02       2.27        22,016      5.78
COMMERCIAL ACCOUNTS       0.00        10,013      2.26      0.00        11,728       2.71       0.00         8,505      2.23
----------------------------------------------------------------------------------------------------------------------------
                          2.30       105,370     23.75      2.29       108,190      25.01       2.37        96,972     25.45
CERTIFICATES OF
DEPOSIT:
     4.50% and less       3.01         3,515      0.79      3.03         4,454       1.03       3.72        19,070      5.00
     4.51% to 5.50%       5.29       110,472     24.90      5.27        77,802      17.99       5.28       107,138     28.12
     5.51% to 6.50%       6.01       122,210     27.54      6.03       120,175      27.78       6.20        59,855     15.71
     6.51% to 7.50%       7.26        91,451     20.61      7.22       108,282      25.03       7.26        80,011     21.00
     7.51% and greater    8.90        10,707      2.41      9.01        13,660       3.16       9.00        17,979      4.72
----------------------------------------------------------------------------------------------------------------------------
                          6.17       338,355     76.25      6.33       324,373      74.99       6.16       284,053     74.55
----------------------------------------------------------------------------------------------------------------------------
TOTAL DEPOSITS            5.25      $443,725    100.00      5.32      $432,563     100.00       5.20      $381,025    100.00
============================================================================================================================

PART II

ITEM 4    Submission of Matters  to a Vote of Security Holders
          ----------------------------------------------------

          There were no items submitted to a vote by security holders during the quarter.

ITEM 5    Exhibits and Reports on Form 8-K
          --------------------------------

          (a)  Not applicable

          (b)  No reports on Form 8-K were filed during the quarter.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                            The Strongsville Savings Bank
                                            ------------------------------
                                                    (Registrant)

Date    May 6, 1996                            /s/  THOMAS P. PERCIAK
      -------------                         ------------------------------
                                            Thomas P. Perciak,
                                            President & Chief Executive Officer

Date    May 6, 1996                            /s/  JOHN F. ZIEGLER
      -------------                         ----------------------------
                                            John F. Ziegler,
                                            Executive Vice President &
                                            Chief Financial Officer